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                             June 16, 2021

       Mark Chi Hang Lo
       Chief Executive Officer
       AMTD Digital Inc.
       25/F Nexxus Building
       41 Connaught Road Central
       Hong Kong

                                                        Re: AMTD Digital Inc.
                                                            Amendment No. 1 to
                                                            Registration
Statement on Form F-1
                                                            Filed on June 7,
2021
                                                            File No. 333-256322

       Dear Mr. Lo:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 4, 2021 letter.

       Amendment No. 1 to Form F-1 filed June 7, 2021

       General

   1. Please refer to comment three from our letter dated May 13, 2021 and address the following:
                                                            Provide the balance
sheets of AMTD Digital Investment Holdings Limited (British
                                                             Virgin Islands),
including the respective balance sheets of all of its subsidiaries.
                                                            Describe how the
Company determines whether contributions to Digital Investment
                                                             Holdings and its
subsidiaries represent capital contributions or inter-company receivable/payable
balances. To the extent the Company has determined
 Mark Chi Hang Lo
AMTD Digital Inc.
June 16, 2021
Page 2
              contributions represent inter-company receivables and payables, please describe how payables recorded by Digital Investment Holdings and its subsidiaries will be repaid in the event the investment portfolio suffers losses.
Description of American Depositary Shares
Jurisdiction and Arbitration, page 208

2. Please clarify whether the exclusive forum provision applies specifically to claims under the Securities Act and/or Exchange Act. In that regard, we note that
Section 27 of the
         Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and
         Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Also, revise the risk factor on page 45 to disclose that there is also a risk that your exclusive forum provision may result in increased costs for investors to bring a claim.
       You may contact John Spitz at 202-551-3484 or Ben Phippen at 202-551-3697 if you
have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or Susan Block at 202-551-3210 with any other questions.



FirstName LastNameMark Chi Hang Lo                              Sincerely,
Comapany NameAMTD Digital Inc.
                                                                Division of
Corporation Finance
June 16, 2021 Page 2                                            Office of
Finance
FirstName LastName